Exhibit 99.1

Pembina Pipeline Corporation

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(unaudited)

($ millions)	Note	September 30 2014	December 31 2013
Assets
Current assets
Cash and cash equivalents		329	51
Trade receivables and other		421	434
Derivative financial instruments	11	5	4
Inventory		202	159
		957	648
Non-current assets
Property, plant and equipment	4	6,591	5,750
Intangible assets and goodwill		2,519	2,564
Investments in equity accounted investees		136	165
Deferred tax assets		12	15
		9,258	8,494

Total Assets		10,215	9,142

Liabilities and Equity
Current liabilities
Trade payables and accrued liabilities		468	461
Tax payable		43	38
Dividends payable		48	44
Loans and borrowings	5	4	262
Derivative financial instruments	11	9	13
		572	818
Non-current liabilities
Loans and borrowings	5	1,957	1,409
Convertible debentures	6	410	604
Derivative financial instruments	11	99	107
Employee benefits, share-based payments and other		30	20
Deferred revenue		30	5
Provisions	7	338	309
Deferred tax liabilities		736	699
		3,600	3,153

Total Liabilities		4,172	3,971
Equity
Equity attributable to shareholders of the Company
Common share capital	8	6,497	5,972
Preferred share capital	8	882	391
Deficit		(1,328)	(1,189)
Accumulated other comprehensive income		(8)	(8)
		6,043	5,166
Non-controlling interest			5
Total Equity		6,043	5,171
Total Liabilities and Equity		10,215	9,142

See accompanying notes to the condensed consolidated interim financial statements

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Pembina Pipeline Corporation

CONDENSED CONSOLIDATED INTERIM STATEMENT OF EARNINGS AND COMPREHENSIVE INCOME

(unaudited)

		3 Months Ended September 30		9 Months Ended September 30
($ millions, except per share amounts)	Note	2014	2013	2014	2013
Revenue		1,445	1,300	4,810	3,724
Cost of sales		1,236	1,117	4,083	3,173
Gain (loss) on commodity-related derivative financial instruments		7	(6)	5	7
Gross profit		216	177	732	558

General and administrative		56	30	128	89
Other expense		14		16
		70	30	144	89
Results from operating activities		146	147	588	469
Net finance costs	9	30	35	139	111
Earnings before income tax and equity accounted investees		116	112	449	358

Share of loss of investment in equity accounted investees, net of tax		20		22

Current tax expense		26	6	75	19
Deferred tax (recovery) expense		(5)	34	53	83
Income tax expense		21	40	128	102

Earnings and comprehensive income attributable to shareholders		75	72	299	256

Earnings per common share – basic and diluted (dollars)		0.20	0.22	0.85	0.83

Weighted average number of common shares (millions)
Basic		327	311	323	305
Diluted		329	312	325	306

See accompanying notes to the condensed consolidated interim financial statements

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Pembina Pipeline Corporation

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(unaudited)

		Attributable to Shareholders of the Company
($ millions)	Note	Common Shares	Preferred Shares	Deficit	Accumulated Other Comprehensive Income	Total	Non- controlling Interest	Total Equity
December 31, 2013		5,972	391	(1,189)	(8)	5,166	5	5,171
Earnings and total comprehensive income				299		299		299
Transactions with shareholders of the Company
Preferred shares issued, net of issue costs	8		491			491		491
Dividend reinvestment plan	8	238				238		238
Debenture conversions	8	268				268		268
Share-based payment transactions and other	8	19				19		19
Dividends declared – common	8			(417)		(417)		(417)
Dividends declared – preferred	8			(21)		(21)		(21)
Total transactions with shareholders of the Company		525	491	(438)		578		578
Disposal of subsidiary							(5)	(5)
September 30, 2014		6,497	882	(1,328)	(8)	6,043		6,043

December 31, 2012		5,324		(1,028)	(26)	4,270	5	4,275
Earnings and total comprehensive income				256		256		256
Transactions with shareholders of the Company
Common shares issued, net of issue costs		335				335		335
Preferred shares issued, net of issue costs			244			244		244
Dividend reinvestment plan		211				211		211
Share-based payment transactions, debenture conversions and other		8				8		8
Dividends declared – common				(375)		(375)		(375)
Total transactions with shareholders of the Company		554	244	(375)		423		423
September 30, 2013		5,878	244	(1,147)	(26)	4,949	5	4,954

See accompanying notes to the condensed consolidated interim financial statements

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Pembina Pipeline Corporation

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

(unaudited)

		3 Months Ended September 30		9 Months Ended September 30
($ millions)	Note	2014	2013	2014	2013
Cash provided by (used in)
Operating activities
Earnings		75	72	299	256
Adjustments for
Depreciation and amortization		54	49	161	127
Net finance costs	9	30	35	139	111
Share of loss of investment in equity accounted investees, net of tax		20		22
Income tax expense		21	40	128	102
Share-based compensation expense		24	8	45	23
Unrealized (gain) loss on commodity-related derivative financial instruments		(3)	2	(3)	(5)
Change in non-cash operating working capital		(13)	(108)	(77)	(103)
Payments from equity accounted investees and other		6	5	13	13
Net interest paid		(14)	(9)	(53)	(47)
Tax paid		(12)		(70)
Cash flow from operating activities		188	94	604	477
Financing activities
Bank borrowings and issuance of debt			40	600	320
Repayment of loans and borrowings		(3)	(117)	(300)	(618)
Issuance of common shares					345
Issuance of preferred shares		250	250	500	250
Issue costs and financing fees		(4)	(6)	(17)	(24)
Exercise of stock options		11	5	18	10
Dividends paid (net of shares issued under the dividend reinvestment plan)		(69)	(54)	(196)	(160)
Cash flow from financing activities		185	118	605	123
Investing activities
Capital expenditures		(344)	(245)	(929)	(605)
Changes in non-cash investing working capital and other		28	48	35	24
Interest paid during construction		(13)	(8)	(30)	(21)
Contributions to equity accounted investees		(2)	(2)	(7)	(10)
Cash flow used in investing activities		(331)	(207)	(931)	(612)
Change in cash		42	5	278	(12)
Cash, beginning of period		287	10	51	27
Cash and cash equivalents, end of period		329	15	329	15

See accompanying notes to the condensed consolidated interim financial statements

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Pembina Pipeline Corporation

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.	REPORTING ENTITY

Pembina Pipeline Corporation ("Pembina" or the "Company") is an energy transportation and service provider domiciled in Canada. The condensed consolidated unaudited interim financial statements ("Interim Financial Statements") include the accounts of the Company, its subsidiary companies, partnerships and any interests in associates and jointly controlled entities as at and for the nine months ended September 30, 2014. These Interim Financial Statements and the notes thereto have been prepared in accordance with IAS 34 – Interim Financial Reporting, and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2013. The Interim Financial Statements were authorized for issue by Pembina's Board of Directors on November 4, 2014.

Pembina owns or has interests in conventional crude oil, condensate and natural gas liquids ("NGL") pipelines, oil sands and heavy oil pipelines, gas gathering and processing facilities, an NGL infrastructure and logistics business and midstream services that span across its operations. The Company's assets are located in Canada and in the United States.

2.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies are set out in the December 31, 2013 financial statements. Those policies have been applied consistently to all periods presented in these Interim Financial Statements. Certain insignificant comparative amounts have been reclassified to conform with the presentation adopted in the current year.

New standards adopted in 2014

The following new standards, interpretations, amendments and improvements to existing standards issued by the International Accounting Standards Board ("IASB") or International Financial Reporting Standards Interpretations Committee ("IFRIC") were adopted as of January 1, 2014 without any material impact to Pembina's Interim Financial Statements: IAS 32 Financial Instruments and IFRIC 21 Levies.

New Standards and Interpretations not yet adopted

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or IFRIC and are effective for accounting periods beginning on or after January 1, 2015. These standards have not been applied in preparing these Interim Financial Statements. Those which may be relevant to Pembina are described below:

IFRS 9 Financial Instruments (2014) is effective January 1, 2018 with early adoption permitted. IFRS 9 provides guidelines for recognizing and measuring financial assets and liabilities and other contracts to buy or sell non-financial items. The objective is to provide readers with information for the assessment of amounts, timing and probability of the entity's future cash flows. This Standard replaces IAS 39 Financial Instruments: Recognition and Measurement. The Company is currently evaluating the impact that the standard will have on its results of operations and financial position and is assessing when adoption will occur.

IFRS 15 Revenue from Contracts with Customers is effective for fiscal periods ending on or after December 31, 2017 with early adoption permitted. IFRS 15 provides guidelines for reporting information to readers about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity's contracts with customers. The Company intends to adopt IFRS 15 for the annual period beginning on January 1, 2017. The Company is currently evaluating the impact that the standard will have on its results of operations and financial position.

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Pembina Pipeline Corporation

3.	DETERMINATION OF FAIR VALUES

A number of the Company's accounting policies and disclosures require the determination of fair value for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure based on methods as set out in the December 31, 2013 financial statements. These methods have been applied consistently to all periods presented in these Interim Financial Statements.

4.	PROPERTY, PLANT AND EQUIPMENT

($ millions)	Land and Land Rights	Pipelines	Facilities and Equipment	Linefill and Other	Assets Under Construction	Total
Cost
Balance at December 31, 2013	106	2,783	2,670	697	636	6,892
Capital expenditures	4	106	88	11	720	929
Change in decommissioning provision		15	15			30
Capitalized interest					32	32
Transfers		46	72	23	(141)
Disposals and other		14	(5)	(30)	(27)	(48)
Balance at September 30, 2014	110	2,964	2,840	701	1,220	7,835

Depreciation
Balance at December 31, 2013	5	824	241	72		1,142
Depreciation		34	60	24		118
Disposals and other		(1)	(4)	(11)		(16)
Balance at September 30, 2014	5	857	297	85		1,244

Carrying amounts
December 31, 2013	101	1,959	2,429	625	636	5,750
September 30, 2014	105	2,107	2,543	616	1,220	6,591

Commitments

At September 30, 2014, the Company has contractual construction commitments for property, plant and equipment of $1,723 million (December 31, 2013: $1,322 million), excluding significant projects awaiting regulatory approval.

Pembina has sold a subsidiary that provided non-core trucking services resulting in depreciation of $13 million in Facilities and Equipment to reflect the impairment.

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Pembina Pipeline Corporation

5.	LOANS AND BORROWINGS

This note provides information about the contractual terms of the Company's interest-bearing loans and borrowings, which are measured at amortized cost.

Carrying value, terms and conditions, and debt maturity schedule

					Carrying value
($ millions)	Available facilities at September 30, 2014	Nominal interest rate	Year of maturity		September 30, 2014	December 31, 2013
Operating facility(1)	30	prime + 0.45 or BA(2) + 1.45	2015	(3)
Revolving unsecured credit facility(1)	1,500	prime + 0.45 or BA(2) + 1.45	2019			46
Senior unsecured notes – Series A		5.99	2014			175
Senior unsecured notes – Series C	200	5.58	2021		196	197
Senior unsecured notes – Series D	267	5.91	2019		265	266
Senior unsecured term facility		6.16	2014			75
Senior unsecured medium-term notes 1	250	4.89	2021		249	249
Senior unsecured medium-term notes 2	450	3.77	2022		448	448
Senior unsecured medium-term notes 3	200	4.75	2043		198	198
Senior unsecured medium-term notes 4	600	4.81	2044		595
Subsidiary debt		5.04	2014			8
Finance lease liabilities					10	9
Total interest bearing liabilities	3,497				1,961	1,671
Less current portion					(4)	(262)
Total non-current					1,957	1,409

(1)	The nominal interest rate is based on the Company's credit rating at December 31, 2013.
(2)	Bankers' Acceptance.
(3)	Operating facility expected to be renewed on an annual basis.

On April 4, 2014, the Company issued $600 million senior unsecured medium-term notes and subsequently repaid the $75 million senior unsecured term facility on April 7, 2014 and the $175 million senior unsecured notes (Series A) on June 16, 2014.

6.	CONVERTIBLE DEBENTURES

($ millions, except as noted)	Series C – 5.75%	Series E – 5.75%	Series F – 5.75%	Total
Conversion price (dollars per share)	$28.55	$24.94	$29.53
Interest payable semi-annually in arrears on:	May 31 and November 30	June 30 and December 31	June 30 and December 31
Maturity date	November 30, 2020	December 31, 2017	December 31, 2018
Balance at December 31, 2013	290	153	161	604
Conversions	(51)	(132)	(11)	(194)
Balance at September 30, 2014	239	21	150	410

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Pembina Pipeline Corporation

7.	PROVISIONS

($ millions)	Total
Balance at December 31, 2013	309
Unwinding of discount rate	7
Change in rates	68
Change in estimates and other	(46)
Balance at September 30, 2014	338

The Company applied a 2 percent inflation rate per annum (December 31, 2013: 2 percent) and a risk free rate of 2.7 percent (December 31, 2013: 3.2 percent) to calculate the present value of the decommissioning provision. The re-measured decommissioning provision increased or decreased the related property, plant and equipment and decommissioning provision liability. Of the reduction from change in estimates, $8 million was in excess of the carrying amount of the related asset and was credited to depreciation expense.

8.	SHARE CAPITAL

Common Share Capital

($ millions, except as noted)	Number of Common Shares (thousands)	Common Share Capital
Balance at December 31, 2013	315,144	5,972
Dividend reinvestments	5,861	238
Debenture conversions	7,776	268
Share-based payment transactions and other	699	19
Balance at September 30, 2014	329,480	6,497

Preferred Share Capital

($ millions, except as noted)	Number of Preferred Shares (thousands)	Preferred Share Capital
Balance at December 31, 2013	16,000	391
Class A, Series 5 Preferred shares issued, net of issue costs	10,000	245
Class A, Series 7 Preferred shares issued, net of issue costs	10,000	246
Balance at September 30, 2014	36,000	882

On January 16, 2014, Pembina closed its offering of 10,000,000 cumulative redeemable rate reset Class A Preferred shares, Series 5 (the "Series 5 Preferred Shares") at a price of $25.00 per share for aggregate proceeds of $250 million. The holders of Series 5 Preferred Shares are entitled to receive fixed cumulative dividends at an annual rate of $1.25 per share, if, as and when declared by the Board of Directors.

On September 11, 2014, Pembina closed its offering of 10,000,000 cumulative redeemable rate reset Class A Preferred shares, Series 7 (the "Series 7 Preferred Shares") at a price of $25.00 per share for aggregate proceeds of $250 million. The holders of Series 7 Preferred Shares are entitled to receive fixed cumulative dividends at an annual rate of $1.125 per share, if, as and when declared by the Board of Directors.

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Pembina Pipeline Corporation

Dividends

The following dividends were declared by the Company:

Nine Months Ended September 30 ($ millions)	2014	2013
Common shares
$1.29 per qualifying share (2013: $1.23)	417	375
Preferred shares
$0.79688 per qualifying Series 1 share (2013: nil)	8
$0.88125 per qualifying Series 3 share (2013: nil)	5
$0.77570 per qualifying Series 5 share (2013: nil)	8
	21

On October 8, 2014, Pembina announced that the Board of Directors declared a dividend for October of $0.145 per qualifying common share ($1.74 annualized) in the total amount of approximately $49 million payable on November 14, 2014.

On October 8, 2014, Pembina's Board of Directors also declared quarterly dividends of $0.265625 per qualifying Series 1 preferred share, $0.29375 per qualifying Series 3 preferred share, $0.3125 per qualifying Series 5 preferred share, and $0.2497 per qualifying Series 7 preferred share in the total amount of approximately $10 million payable on December 1, 2014.

9.	NET FINANCE COSTS

	3 Months Ended September 30		9 Months Ended September 30
($ millions)	2014	2013	2014	2013
Interest income from:
Bank deposits and other	(1)	(1)	(5)	(5)
Interest expense on financial liabilities measured at amortized cost:
Loans and borrowings	11	11	44	41
Convertible debentures	8	11	26	32
Unwinding of discount rate	2	2	7	6
Loss (gain) in fair value of non-commodity-related derivative financial instruments	1	(3)	1	(7)
Loss on revaluation of conversion feature of convertible debentures	8	14	63	42
Foreign exchange and other	1	1	3	2
Net finance costs	30	35	139	111

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Pembina Pipeline Corporation

10.	OPERATING SEGMENTS

3 Months Ended September 30, 2014 ($ millions)	Conventional Pipelines	(1)	Oil Sands & Heavy Oil		Gas Services	Midstream	(2)	Corporate & Intersegment Eliminations	Total
Revenue:
Pipeline transportation	128		52					(10)	170
NGL product and services, terminalling, storage and hub services						1,237			1,237
Gas services					38				38
Total revenue	128		52		38	1,237		(10)	1,445
Operating expenses(3)	55		17		15	11			98
Cost of goods sold, including product purchases(3)						1,098		(11)	1,087
Realized gain on commodity-related derivative financial instruments	1					3			4
Operating margin	74		35		23	131		1	264
Depreciation and amortization included in operations(3)	11		5		5	30			51
Unrealized gain on commodity-related derivative financial instruments						3			3
Gross profit	63		30		18	104		1	216
Depreciation included in general and administrative								3	3
Other general and administrative	3		1		3	10		36	53
Other expenses			11	(4)		1		2	14
Reportable segment results from operating activities	60		18		15	93		(40)	146
Net finance costs	2		3					25	30
Reportable segment earnings (loss) before tax	58		15		15	93		(65)	116
Share of loss of investment equity accounted investees, net of tax						20	(5)		20
Capital expenditures	163		10		59	102		10	344

3 Months Ended September 30, 2013 ($ millions)	Conventional Pipelines	(1)	Oil Sands & Heavy Oil	Gas Services	Midstream (2)	Corporate & Intersegment Eliminations	Total
Revenue:
Pipeline transportation	103		48			(13)	138
NGL product and services, terminalling, storage and hub services					1,130		1,130
Gas Services				32			32
Total revenue	103		48	32	1,130	(13)	1,300
Operating expenses(3)	37		15	11	26	(2)	87
Cost of goods sold, including product purchases(3)					995	(12)	983
Realized loss on commodity-related derivative financial instruments					(4)		(4)
Operating margin	66		33	21	105	1	226
Depreciation and amortization included in operations(3)	6		5	6	30		47
Unrealized loss on commodity-related derivative financial instruments					(2)		(2)
Gross profit	60		28	15	73	1	177
Depreciation included in general and administrative						2	2
Other general and administrative	2		1		5	20	28
Reportable segment results from operating activities	58		27	15	68	(21)	147
Net finance costs	1				(1)	35	35
Reportable segment earnings (loss) before tax	57		27	15	69	(56)	112
Capital expenditures	79		8	80	77	1	245

(1)	3 percent (2013: 5 percent) of Conventional Pipelines revenue is under regulated tolling arrangements.
(2)	NGL product and services, terminalling, storage and hub services revenue includes $37 million (2013: $25 million) associated with U.S. midstream sales.
(3)	Included in cost of sales as recognized on Statement of Earnings and Comprehensive Income.
(4)	Includes $5 million net impairment for non-recoverable costs relating to the Cornerstone oil sands project and $6 million in settlement costs resulting from an audit arbitration.
(5)	Includes $25 million accelerated depreciation of certain out-of-service assets at the Company's Fort Saskatchewan ethylene storage facility.

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Pembina Pipeline Corporation

9 Months Ended September 30, 2014 ($ millions)	Conventional Pipelines	(1)	Oil Sands & Heavy Oil		Gas Services	Midstream	(2)	Corporate & Intersegment Eliminations	Total
Revenue:
Pipeline transportation	367		152					(35)	484
NGL product and services, terminalling, storage and hub services						4,207			4,207
Gas services					119				119
Total revenue	367		152		119	4,207		(35)	4,810
Operating expenses(3)	139		50		41	57		(3)	284
Cost of goods sold, including product purchases(3)						3,681		(36)	3,645
Realized gain on commodity-related derivative financial instruments						2			2
Operating margin	228		102		78	471		4	883
Depreciation and amortization included in operations(3)	25		13		15	101	(4)		154
Unrealized gain on commodity-related derivative financial instruments	2					1			3
Gross profit	205		89		63	371		4	732
Depreciation included in general and administrative								7	7
Other general and administrative	8		3		6	21		83	121
Other expenses			11	(5)	1	2		2	16
Reportable segment results from operating activities	197		75		56	348		(88)	588
Net finance costs	4		3		1	1		130	139
Reportable segment earnings (loss) before tax	193		72		55	347		(218)	449
Share of loss of investment in equity accounted investees, net of tax						22	(6)		22
Capital expenditures	396		35		216	255		27	929

9 Months Ended September 30, 2013 ($ millions)	Conventional Pipelines	(1)	Oil Sands & Heavy Oil	Gas Services	Midstream	(2)	Corporate & Intersegment Eliminations	Total
Revenue:
Pipeline transportation	300		142				(37)	405
NGL product and services, terminalling, storage and hub services					3,231			3,231
Gas services				88				88
Total revenue	300		142	88	3,231		(37)	3,724
Operating expenses(3)	110		45	31	72		(3)	255
Cost of goods sold, including product purchases(3)					2,834		(37)	2,797
Realized gain on commodity-related derivative financial instruments	2							2
Operating margin	192		97	57	325		3	674
Depreciation and amortization included in operations(3)	5		15	13	88			121
Unrealized gain on commodity-related derivative financial instruments	2				3			5
Gross profit	189		82	44	240		3	558
Depreciation included in general and administrative							6	6
Other general and administrative	6		2	3	17		55	83
Reportable segment results from operating activities	182		80	41	223		(57)	469
Net finance costs	3		1		(3)		110	111
Reportable segment earnings (loss) before tax	179		79	41	226		(167)	358
Capital expenditures	199		33	202	167		4	605

(1)	4 percent (2013: 5 percent) of Conventional Pipelines revenue is under regulated tolling arrangements.
(2)	NGL product and services, terminalling, storage and hub services revenue includes $153 million (2013: $93 million) associated with U.S. midstream sales.
(3)	Included in cost of sales as recognized on Statement of Earnings and Comprehensive Income.
(4)	Includes impairment on non-core trucking-related assets of $13 million.
(5)	Includes $5 million net impairment for non-recoverable costs relating to the Cornerstone oil sands project and $6 million in settlement costs resulting from an audit arbitration.
(6)	Includes $25 million accelerated depreciation of certain out-of-service assets at the Company's Fort Saskatchewan ethylene storage facility.

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Pembina Pipeline Corporation

11.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

Fair values

The fair values of financial assets and liabilities, together with the carrying amounts shown in the Statement of Financial Position, are as follows:

	September 30, 2014				December 31, 2013
($ millions)	Carrying Value		Fair Value	(1)	Carrying value		Fair Value	(1)
Financial assets carried at fair value
Derivative financial instruments	5		5		4		4
Financial assets carried at amortized cost
Cash and cash equivalents	329		329		51		51
Trade and other receivables	421		421		434		434
	750		750		485		485
Financial liabilities carried at fair value
Derivative financial instruments	108		108		120		120
Financial liabilities carried at amortized cost
Trade payables and accrued liabilities	468		468		461		461
Tax payable	43		43		38		38
Dividends payable	48		48		44		44
Loans and borrowings	1,961		2,141		1,671		1,764
Convertible debentures	410	(2)	715		604	(2)	859	(3)
	2,930		3,415		2,818		3,166

(1)	The basis for determining fair values is disclosed in Note 3 of the annual consolidated financial statements.
(2)	Carrying value excludes conversion feature of convertible debentures.
(3)	The fair value of the convertible debentures at December 31, 2013 was $859 million and not $633 million as previously disclosed.

12.	SUBSEQUENT EVENT

On October 24, 2014, Pembina acquired the Vantage pipeline system ("Vantage") and Mistral Midstream Inc.'s ("Mistral") interest in the Saskatchewan Ethane Extraction Plant ("SEEP") for total consideration of approximately US$650 million. To enact the purchase, Pembina acquired all of the issued and outstanding equity interests of Vantage Pipeline Canada ULC, Vantage Pipeline US LP and Mistral in exchange for US$413 million, including repayment of Vantage's bank indebtedness of approximately US$224 million at closing and approximately 5.61 million common shares (with an approximate value as at October 24, 2014 of US$237 million). Included in the consideration above was approximately $23 million for SEEP construction costs that were inccured between the effective date of August 1, 2014 and October 24, 2014.

Vantage is a recently constructed, 700 km, 40 mbpd, high vapour pressure pipeline that originates in Tioga, North Dakota and terminates near Empress, Alberta. Vantage provides long-term, fee-for-service cash flow and strategic access to the prolific and growing North Dakota Bakken play for future natural gas liquids opportunities.

SEEP is an under construction 60 MMcf/d deep cut gas processing facility that is centrally located to service the southeast Saskatchewan Bakken region. The facility is underpined by both a long-term ethane sales agreement and a long-term, fee-for-service processing agreement.

The Company is in the process of determining the amounts to be assigned to the fair values of the identifiable assets, liabilities and goodwill.

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